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                             August 26, 2021

       George Glasier
       Chief Executive Officer and President
       Western Uranium & Vanadium Corp.
       330 Bay Street, Suite 1400
       Toronto, Ontario M5H 2S8

                                                        Re: Western Uranium &
Vanadium Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 16,
2021
                                                            File No. 333-258861

       Dear Mr. Glasier:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your
registration statement until our comments relating to your Form 10-
                                                        K for the fiscal year
ended December 31, 2020 have been resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 George Glasier
Western Uranium & Vanadium Corp.
August 26, 2021
Page 2

       You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan
Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.



                                                        Sincerely,
FirstName LastNameGeorge Glasier
                                                        Division of Corporation
Finance
Comapany NameWestern Uranium & Vanadium Corp.
                                                        Office of Energy &
Transportation
August 26, 2021 Page 2
cc:       J. Brad Wiggins, Esq.
FirstName LastName